OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

Spencer G. Feldman

(212) 451-2234

E-mail: sfeldman@olshanlaw.com

November 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FilmOn.TV Networks Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, FilmOn.TV Networks Inc., a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR one complete copy of the captioned Confidential Draft Submission No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $115 million of shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Peter van Pruissen, the Company’s Chief Financial Officer (tel.: (877) 733-1830).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Mr. Alki David
Mr. Peter van Pruissen
Mr. Daniel J. McClory
Mr. Rashaun Williams
John F. Della Grotta, Esq.
Mr. Iain Henderson